ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

4 March 2014

Director/PDMR Shareholding

Reed Elsevier announces that on 3 March 2014, Mr Ben van der Veer, a non-executive director of Reed Elsevier, purchased 1,512 Reed Elsevier NV ordinary shares at €15.61 per share and 488 Reed Elsevier NV ordinary shares at €15.60 per share.

As a result of these transactions, Mr van der Veer’s interest in the share capital of Reed Elsevier is now:

7,000 Reed Elsevier NV ordinary shares.